FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news
2.	IDFC Securities Investor Conference held in Mumbai: November 20, 2018

Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the following announcement to the Indian stock exchanges under the Indian listing regulations:

Enclosed, please find the schedule of the IDFC Securities Conference held in Mumbai on November 20, 2018. At this conference, management of the Bank met the investors. The details of the same are also available on the Bank’s website www.icicibank.com.

You are requested to take note of above and arrange to bring it to the notice of all concerned.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

IDFC Securities Investor Conference held in Mumbai: November 20, 2018

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	One-on-one	Motilal Oswal Mutual Fund
2.	Group Meeting	Florintree Advisors Private Limited
3.	Group Meeting	Invesco Mutual Fund
4.	Group Meeting	Chrys Capital
5.	Group Meeting	Polar Capital
6.	Group Meeting	Vallum Capital
7.	Group Meeting	IDBI Federal Life Insurance Company
8.	Group Meeting	Edelweiss
9.	Group Meeting	IIFL Asset Managers
10.	Group Meeting	New Horizon Investments
11.	Group Meeting	Bharti AXA Life Insurance Company
12.	Group Meeting	Avendus Wealth Management
13.	Group Meeting	Enam Holdings Private Limited
14.	Group Meeting	Mirae Asset Management
15.	Group Meeting	Subhkam Ventures India Private Limited
16.	Group Meeting	Ask Investment Managers
17.	Group Meeting	Canara Robeco Asset Management
18.	Group Meeting	DSP Investment Managers
19.	Group Meeting	Aditya Birla Sun Life Insurance Company
20.	Group Meeting	Reliance Nippon AMC

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	November 20, 2018	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager